                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 4)
                                       of
                           Tweedy, Browne Company LLC

                                (Name of Issuer)
                              Unifirst Corporation

                         (Title of Class of Securities)
                     Common Stock, Par Value $0.10 per share

                                 (Cusip Number)
                                    904708104

                                December 31, 2008

             (Date of Event which Requires Filing of this Statement)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  904708104

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1.   NAME OF REPORTING PERSONS IRS IDENTIFICATION NOS OF ABOVE PERSONS
     Tweedy, Browne Company LLC ("TBC")
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]
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3.   SEC USE ONLY
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4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
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               5.   SOLE VOTING POWER
                    1,496,751 shares
               -----------------------------------------------------------------
  NUMBER OF    6.   SHARED VOTING POWER
   SHARES           0 shares
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY     7.   SOLE DISPOSITIVE POWER
    EACH            1,864,278 shares
  REPORTING    -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER
    WITH            0 shares
               -----------------------------------------------------------------
               9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    1,864,278 shares
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10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9)EXCLUDES CERTAIN SHARES*     [ ]
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11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     12.95%
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12   TYPE OF REPORTING PERSON (See instructions)
     BD & IA
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14.  CHECK THE APPROPRIATE BOX TO DESIGNATE THE RULE PURSUANT TO WHICH THIS
     SCHEDULE IS FILED
     [X] Rule 13d-1(b)
     [ ] Rule 13d-1(c)
     [ ] Rule 13d-1(d)
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ITEM 1    (A)  NAME OF ISSUER:
               Unifirst Corporation

ITEM 1    (B)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
               68 Jonspin Road
               Wilmington, Massachusetts 01887

ITEM 2    (A)  NAME OF PERSON FILING:
               The person filing this Amendment No. 4 to a Statement on Schedule 13G is Tweedy, Browne Company LLC ("TBC"),a Delaware limited liability company.

ITEM 2    (B)  ADDRESS OF PRINCIPAL OFFICE:
               The business address of TBC is 350 Park Avenue, New York,
               NY 10022.

ITEM 2    (C)  CITIZENSHIP:
               TBC is a Delaware limited liability company.

ITEM 2    (D)  TITLE OF CLASS OF SECURITIES:
               This Amendment No. 4 relates to the Common Stock, par value $0.10 per share of the issuer.

ITEM 2    (E)  CUSIP NUMBER:
               904708104

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B)OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS a:

     (a)  [X]  Broker or dealer registered under Section 15 of the Exchange Act

     (b)  [ ]  Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c)  [ ]  Insurance company as defined in Section 3(a)(19) of the Exchange
               Act.

     (d) [ ] Investment company registered under Section 8 of the Investment Company Act.

     (e)  [X]  An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

     (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

     (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

     (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

     (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

     (j)  [ ]  Group, in accordance with Rule 13d-1(c), check this box.

ITEM 4 - OWNERSHIP

ITEM 4    (a)  Amount Beneficially Owned:
               1,864,278 shares

          (b)  Percent of Class
               12.95%

          (c)  Number of Shares as to which such person has:

          (i)  Sole power to vote or direct the vote:
               1,496,751 shares

          (ii) Shared power to vote or direct the vote:
               0 shares

          (iii) Sole power to dispose or to direct the disposition of 1,864,278 shares

          (iv) Shared power to dispose or to direct the disposition of 0 shares

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
          Not applicable

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON Not applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:
          Not applicable

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
          Not applicable

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP
          Not applicable

ITEM 10.  CERTIFICATION

     By signing below TBC does hereby certify that, to the best of its knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

     TBC after reasonable inquiry and to the best of its knowledge and belief, does hereby certify that the information set forth in the Amendment No. 4 is true, complete and correct.

TWEEDY, BROWNE COMPANY LLC


By: /s/ Christopher H. Browne
    ---------------------------------
    Christopher H. Browne
    Managing Director

Dated: January 7, 2009